1934 Act Registration No. 33 – 96234

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



# FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July 2002

## MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

HKC:820.24

## EXHIBITS



## NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company's railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company's services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government"); (viii) the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company's control. With respect to the Company's property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company's ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company's control.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MTR Corporation Limited**
(Registrant)

Date: July 12, 2002

By:____________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

新聞稿

地鐵公司
MTR Corporation

Exhibit 1.1

**Press Release**

PR/1755
12 July 2002

## MTR appoints new board members

The Board of Directors of the MTR Corporation announced today that the Office of the Secretary for Transport as a Director of the Board of the Corporation has been replaced by the Office of the Secretary for the Environment, Transport and Works ("SETW"), with effect from 1 July 2002.

Dr Sarah Liao Sau-tung will assume the Office of the SETW on 1 August 2002.

The Office of the Deputy Secretary for the Environment, Transport and Works (Transport and Works) serves as SETW's alternate director in the Board of Directors of the Corporation.

Mr Frederick Ma Si-hang, Secretary for Financial Services and the Treasury, has been appointed a Director of the Board from 1 July 2002.

The Board also announced that Miss Denise Yue Chung-yee, Permanent Secretary for Commerce, Industry and Technology (Commerce and Industry), has ceased to be a Director of the Board, effective from 1 July 2002.

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